AKB



16012512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8- 66669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut Street, 17th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna M. Zanghi 215 - 546 - 5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice-President and FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Melissa J. Culbertson, Notary Public
City of Philadelphia, Philadelphia County
My commission expires March 14, 2016

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Resource Securities, Inc.

December 31, 2015

Contents



Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying statements of financial condition of Resource Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and

other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Philadelphia, Pennsylvania

February 26, 2016

RESOURCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash	$ 4,335,352
Restricted cash	250,000
Securities owned, at fair value	1,451,270
Investment in affiliate	273,990
Commissions and fee receivables from affiliate sponsored programs	648,956
Other receivables	279,182
Deferred tax assets	436,487
Prepaid expenses and other assets	275,871
Total assets	$ 7,951,108
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Wholesaler and trader commissions payable	$ 1,511,130
Payables to clearing and other broker dealers	1,500,812
Payables to affiliates	214,983
Accounts payable, accrued liabilities and other liabilities	855,550
Total liabilities	4,082,475
Commitments and contingencies	
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	11,775,100
Accumulated deficit	(7,906,477)
Total stockholder's equity	3,868,633
Total liabilities and stockholder's equity	$ 7,951,108

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Securities commissions	$ 1,268,072
Trading gains from securities and investment transactions, net	333,650
Equity in earnings from investment transactions- affiliate	536,767
Commissions from an affiliate sponsored program	31,478,230
Dealer manager fees from affiliate sponsored programs	14,485,438
Other revenues	65,568
Total revenues	48,167,725
EXPENSES:	
Broker dealer commissions	31,478,230
Marketing fees and other related costs	7,835,522
Wholesaler and trader commissions	4,389,905
General and administrative	6,788,437
Total expenses	50,492,094
Loss before income tax benefits	(2,324,369)
Income tax benefits	683,877
NET LOSS	$ (1,640,492)

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2015	$ 10	$ 9,475,100	$ (6,265,985)	$ 3,209,125
Capital Contributions	–	2,300,000	–	2,300,000
Net loss	–	–	(1,640,492)	(1,640,492)
Balance at December 31, 2015	$ 10	$ 11,775,100	$ (7,906,477)	$ 3,868,633

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES:	
Net loss	$ (1,640,492)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in deferred income taxes, net	195,875
Non-cash compensation issued and other- affiliate	120,552
Gains on securities transactions and equity in earnings of investment	(870,416)
Purchases of trading securities	(998,631)
Proceeds from trading securities and investment	1,089,098
Changes in operating assets and liabilities:	
Increase in commissions and fee receivables from affiliate sponsored programs	(400,754)
Increase in other receivables	(135,050)
Increase in prepaid expenses and other assets	(49,360)
Increase in wholesaler and trader commissions payable	1,217,023
Increase in payables to clearing and other broker dealers	1,078,457
Increase in payables to affiliates	16,423
Increase in accounts payable, accrued liabilities and other payables	127,997
Net cash used in operating activities	(249,278)
FINANCING ACTIVITIES:	
Capital contributions	2,300,000
Net cash provided by financing activities	2,300,000
Increase in cash	2,050,722
Cash at beginning of year	2,284,630
Cash at end of year	$ 4,335,352
SUPPLEMENTAL INFORMATION:	
Income tax payments	$ 1,375

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1 – Organization and Nature of Operations

Resource Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI). RAI operates in the real estate, financial fund management, and commercial finance sectors. The Company operates a foreign branch office in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"), a wholly owned subsidiary of the Parent and a member of the Financial Conduct Authority (successor to the Financial Services Authority) a U.K. regulatory agency that oversees broker dealers. The Company also operates a foreign branch office in Singapore.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private limited partnerships and real estate investment trusts ("REITs"), a two mutual funds formed pursuant to the Investment Company Act of 1940 that are sponsored by affiliates who are subsidiaries of RAI. These affiliates also serve as general partners and/or managers of these programs. During the year ended December 31, 2015 ("2015"), the Company served as a dealer manager for two public (non-traded) REIT programs, and one publicly traded mutual fund and a public (non-traded) mutual fund that became effective in April 2015. One public REIT program was effective in October 2015 and as of December 31, 2015 had not yet broken escrow.

The Company's broker dealer operations also include serving as the introducing agent, primarily through a third-party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies, and for certain affiliates. These agency transactions are referred to as riskless principal transactions. These securities include trust preferred securities, subordinated debt, and preferred stock and are offered to institutional sophisticated investors, including the Company's affiliates. During 2015, the Company also served as a placement agent for various security auctions, two securitizations, and an affiliate sponsored hedge fund. Both securitizations were sponsored by an affiliated publicly traded REIT. The Company also invests in securities for its own account, primarily asset-backed debt and equity securities. The Company has an equity investment, along with various affiliated parties, in a limited liability company ("LLC") that acquired a pool of trading securities for investment. The LLC is managed by an affiliated publicly traded REIT who owns the majority of the LLC.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of accounting principles generally accepted in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Basis of Presentation

Management believes that it is appropriate to present its statement of financial condition on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Commissions and Fees

The Company records commissions and fee revenues, and related expenses, from DPPs and REITs, which include dealer manager and marketing fees after reaching a prescribed sales minimum (referred to as breaking escrow) and thereafter on the trade date (the date an investor is accepted and admitted by the general partner or manager). In conjunction with one public REIT program, investors are admitted on a daily basis on the trade date. The Company recognizes commission revenues and expenses up to 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which are then paid to third-party broker dealers. Dealer manager fees are recognized up to 3% of sales based on shares issued at the offering share prices, subject to certain exclusions and volume sale adjustments, from which marketing fees ranging from 1% to 1.5% of sales are re-allowed to third-party broker dealers. These fees are paid pursuant to their respective selling agreements with the Company. Dealer manager fees for the mutual funds up to 1.5% are earned on certain share classes, subject to certain exclusions, net of .5% deducted as marketing fees paid to third-party broker dealers by the mutual funds underwriter. During 2015, the Company entered into a marketing consulting agreement with one broker dealer whereby the Company pays a .5% fee on certain sales of one mutual fund.

For commissions from riskless principal transactions, revenues are recognized as of the trade date of the sale of the underlying securities. The Company also earns placement fees which are reported as security commissions from security auctions of asset-backed securities, securitizations of collateralized debt obligations, and from an affiliate for the Company's selling and marketing efforts for its sponsored hedge fund. Placement fees for auction fees are recognized on the auction date and on the closing date for securitizations. For the hedge fund, placement fees are recognized over the term of the agreement.

Security Transactions

Securities owned primarily represent trading securities of non-marketable asset-backed debt and equity securities purchased for the Company's own account and reported at fair value. The Company utilizes trade date accounting to record the purchases and sales of trading securities. Gains from security transactions are reported net and are comprised of realized and unrealized gains from sales and mark to market adjustments to fair value; gains and losses related to foreign currency commissions from riskless principal trades; and gains and losses from other security transactions, if any. The cost of a security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries and also is included in certain combined state returns and one combined city tax return. The Company utilizes a modified separate-company return basis to record income taxes and the impact of federal income taxes are recorded as a payable or receivable. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted tax laws.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for employees who perform services for the Company. These expenses are recorded as Company expenses, which are reimbursable and payable to RAI and certain affiliates. Pursuant to an expense reimbursement agreement with an affiliate that is the sponsor of a hedge fund currently in its offering stage, certain broker dealer expenses related to the selling and marketing paid by the affiliate or the Company are recognized by the Company and reimbursed by the affiliate.

Fair Value

The Company used the following methods in estimating thc fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For securities owned, the fair value is primarily based on a valuation report provided by a third-party pricing service that primarily uses discounted cash flow analysis modeled on market-standard analytics along with proprietary valuation models as well as recent trade data for a specific security or comparable securities. For certain debt securities such as collateralized loan obligations ("CLOs") that may be subject to early redemption, the third-party pricing service also utilizes discounted cash flow analysis supplemented by the calculation of net asset value to equity which represents the value of the collateral pool that remains after senior obligations (including hedging amounts and fees, if any) are paid in full.

Recent Accounting Standards

In September 2014, the FASB issued Accounting Standards Update ("ASU") 2015-09, *Revenue from Contracts with Customers*. The guidance provides criteria on revenue recognition related to performance obligations in relation to goods and services or transfers of nonfinancial assets with customers. In August 2015, the FASB issued ASU No 2015-14, *Revenue from Contracts with Customers*. This update defers the effective date of ASU 2015-09 by one year to annual reporting periods beginning after December 15, 2018 with provisions for earlier adoption. The Company has not yet determined whether thc adoption of this standard will have a material impact on its financial statements.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured. At December 31, 2015, the Company had total deposits of $4,678,333, of which $4,428,333 was in excess of amounts insured by the Federal Deposit Insurance Corporation up to $250,000. No losses have been experienced on these investments.

Note 4 – Investments

The Company engages in the purchase and sale of trading securities for its own account, primarily nonmarketable asset-backed debt and equity securities which are reported as securities owned. At December 31, 2015, securities owned consisted of six nonmarketable asset-backed equity securities and seven debt securities with an adjusted cost basis of $1,162,640 and a fair value of $1,451,270. In addition, the Company owns a 2.89% equity interest in an affiliated LLC which purchased a pool of investment securities consisting primarily of non-marketable asset-backed equity and debt securities. The Company utilizes the equity method of accounting for this investment since the LLC is under the control of an affiliate and whose members are related parties. This investment balance is $273,990 as of December 31, 2015.

Note 5 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and two affiliated sponsored investment programs.

	December 31, 2015		
	Investment in Affiliate	Commissions, and Fees Receivables	(Payables) Receivables – Affiliates
Affiliates:			
RRE	$ –	$ –	$ 98,830
RAI	–	–	(172,905)
RCM	–	–	5,926
RCM-Sing	–	–	20,927
RFFM	–	–	4,336
REML	–	–	(10,101)
LLC	273,990	–	–
CVC	–	–	7,274
	$ 273,990	$ –	$ (45,713)
Affiliated programs:			
REIT	$ –	$ 592,153	$ (31,977)
Mutual fund	–	56,803	–
	$ 273,990	$ 648,956	$ (77,690)

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

	Year Ended December 31, 2015			
	Revenues			
	Equity in Earnings and trading gains-Affiliate	Commissions –Affiliates	Fees – Affiliated Programs	Expense Allocations – Net
Affiliates:				
RRE	$ –	$ –	$ –	$ (1,137,348)
RAI	–	–	–	2,710,944
RCM	–	–	–	(18,111)
RCM-Sing	–	–	–	(180,526)
RFFM	–	–	–	(31,886)
REML	–	–	–	142,644
RCC	–	185,000	–	–
LLC	622,847	–	–	–
CVC	–	160,000	–	–
	$ 622,847	$ 345,000	$ –	$ 1,485,717
Affiliated programs:				
REIT	$ –	$31,478,230	$14,039,918	$ –
Mutual fund	–	–	445,520	–
	$ 622,847	$31,478,230	$14,485,438	$ 1,485,717

Resource Real Estate Inc. and subsidiaries ("RRE"): Resource Real Estate, Inc. is a real estate affiliate and a wholly owned subsidiary of RAI and the parent of certain subsidiaries that serve as managers or advisors of three sponsored investment programs that are operating in their offering stages for which the Company serves as dealer manager. The Company allocates certain expenses, primarily wholesaler commissions for the mutual fund, selling and marketing expenses, to RRE. During 2015, costs totaling $1,137,348 were charged to RRE by the Company pertaining to one public (non-traded) REIT program and a publicly traded mutual fund.

As the dealer manager of the REIT program, the Company earned $31,478,230 of commission revenues, all of which were re-allowed to third-party broker dealers, and $14,039,918 in dealer manager fee revenues, a portion of which $5,831,669 was re-allowed to the third-party broker dealers as marketing fees.

Dealer manager fees for the mutual fund of up to 1.5% are earned on certain share classes, subject to certain exclusions, net of .5% deducted as marketing fees paid to third-party broker dealers by the mutual fund's underwriter. The Company earned $445,520 in net dealer manager fees during 2015.

At December 31, 2015, $98,830 is due to the Company from RRE for certain broker dealer expenses paid on their behalf.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

RAI. During 2015, the Company provided tax benefits of $956,741 for Federal and combined state and local tax returns resulting primarily from timing differences and net operating loss carryforwards. At December 31, 2015, the Company owed $172,905 to RAI relating to net expenses of $2,710,944 pursuant to its expense reimbursement agreement which were offset by $890,467 of Federal tax benefits that are passed through to RAI from the Company.

The Company's employees participate in RAI's Investment Savings Plan (a 401k plan) whereby they can elect to invest in RAI stock and, as such, receive RAI stock as part of their employer matching contributions. During 2015, contributions of RAI stock totaling $82,985 are included as non-cash compensation. In addition, RAI allocated $120,552 of noncash compensation expenses related to restricted stock grants to certain employees.

During 2015, the Company received $2,300,000 in capital contributions from the Parent which were funded by RAI.

Resource Capital Markets, Inc. ("RCM") and Resource Capital Markets, Inc. Singapore Branch ("RCM-Singapore": RCM is a financial fund management affiliate along with its wholly owned foreign subsidiary, RCM-Singapore, formed in 2015 and are wholly owned subsidiaries of RAI. RCM and RCM-Singapore allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives who engage in broker dealer activities. In addition, the Company allocates a portion of certain costs of two registered representative including salary, benefits and certain operating and general and administrative costs related to his non broker dealer activities performed on behalf of RCM. During 2015, net expenses charged to RCM by the Company were $18,111 of which $5,926 is due to the Company at December 31, 2015. During 2015, expenses charged to RCM-Sing by the Company were $180,526 of which $20,927 is due to the Company at December 31, 2015.

Resource Financial Fund Management, Inc. ("RFFM"): The Company operates a foreign branch office in Singapore. One employee performs fund management services unrelated for an affiliate, Ischus Capital Management, LLC, a wholly owned subsidiary of RFFM, which is a wholly owned subsidiary of RAI. RFFM is also the sponsor and serves as advisor of one investment program which became effective in April 2015. There was no Company operations related to this program in 2015. The Company allocates to RFFM a portion of the salary, benefits and related operating and general and administrative costs for these services. During 2015, net expenses charged to RFFM by the Company were $31,886, of which $4,336 is due to the Company at December 31, 2015.

REML: The Company operates a foreign branch office that is shared with REML, a broker dealer affiliate. REML allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of a registered representative of the Company. During 2015, $142,644 was charged to the Company by REML of which $10,101 is due to REML by the Company at December 31, 2015.

Resource Capital Corporation ("RCC"): RCC is a publicly traded REIT (NYSE: RSO) for which RAI sponsors and serves as manager. During 2015, the Company earned a placement fees totaling $185,000 paid by RCC for placement services in conjunction with the closing of two RCC note offerings. This revenue is included in securities commissions.

RCM Global Markets, LLC ("LLC"): In 2014, the Company purchased for $680,000, a 2.89% equity investment in an affiliate, a limited liability company. RCC owns a majority interest. Other members of the LLC include other related parties. During 2015, the Company received $819,655 in distributions; and recorded equity in earnings of $536,767 and $86,080 included in unrealized trading gains. The balance of this investment in affiliate is $273,990 at December 31, 2015.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

CVC Credit Partners, LLC ("CVC"): In November 2014, the Company and certain affiliates, CVC Credit Partners, LLC and CVC Global Credit Opportunities Fund LLC ("CVC fund"), entered into a one year placement agreement, a shared services agreement and an expense reimbursement agreement that expired in November 2015. New agreements were executed with similar provisions except that the agreement expires on February 4, 2016. In February 2016, the agreements were extended until March 4, 2016. RAI owns approximately a 25% interest in CVC. Under the placement agreement, the Company provides selling and marketing services on behalf of the CVC fund for a quarterly fee of $40,000. During 2015, the Company recognized commission revenues of $160,000 and deferred revenues of $15,217 which is included in other payables. During 2015, $230,640 of broker dealer expenses were charged from and back to CVC pursuant to the expense reimbursement and shared services agreements. CVC reimburses the Company for out of pocket expenses of which $7,274 is due to the Company at December 31, 2015.

Other Security Transactions: During 2015, the Company served as an agent representing certain affiliated persons and entities for security transactions that cleared through the Company's third-party clearing firm. No compensation is paid to the Company for these related party security transactions. During 2015, security transactions cleared thru this firm were for RAI subsidiaries, RFFM and RFIG; RCC and RCM Global, including those executed for Resource TRS, Inc., a wholly owned subsidiary of RCC; Pelium Capital LP which was sponsored and managed by RAI, and a mutual fund. Also, security transactions by Company employees who are security traders for the Company are cleared through the Company's third-party clearing firm as required by Company policy.

Note 6 – Income Taxes

The following table details the components of the Company's income tax benefits (expense) for 2015.

Current:	
State	$ (10,715)
Deferred:	
Federal benefit to RAI	660,029
State	34,563
	694,592
	$ 683,877

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended December 31, 2015 was 29%. This rate was mainly comprised of the Company's pre-tax loss adjusted for permanent items such as certain exclusions for meals and entertainment. The Company will be included in RAI's consolidated federal tax return for the year ended December 31, 2015, as well as the combined tax returns for two state filings and one city filing.

Note 6 – Income Taxes- (Continued)

The components of the Company's deferred tax assets and liability, included in other payables, as of December 31, 2015, are as follows:

Deferred tax assets:	
State and local tax loss carryforwards	$ 400,343
Accrued expenses and other	15,816
Unrealized losses on investments in securities owned and other	9,531
Deferred revenues	5,871
Charitable contributions	4,926
	436,487
Deferred tax liability:	
Investment in affiliate	$ 84,716
Investments in securities owned	115,122
	$ 199,838

As of December 31, 2015, the Company had state and local net operating losses ("NOLs") of approximately $4,285,335 and recorded a related deferred tax asset of $400,343 that will expire between 2016 and 2036. As of December 31, 2015, the Company believes it will be able to utilize all of its NOLs prior to their expiration.

The Company is subject to examination by the Internal Revenue Service ("IRS") as part of RAI's consolidated Federal tax return filings and by the taxing authorities in states and localities in which the Company has business operations. The Company is subject to IRS examinations for fiscal years ended September 30, 2012 through September 30, 2013, the three month period ended December 31, 2013 and for the year ended December 31, 2014. The Company is subject to state and local income tax examinations for fiscal years ended September 30, 2009 through September 30, 2013, the three month period ended December 31, 2013 and for the year ended December 31, 2014.

A tax position should only be recognized if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than zero percent likely of being realized upon ultimate settlement. The Company classifies any tax penalties as general and administrative expenses and any interest as interest expense. The Company does not have any unrecognized tax benefits that would impact the effective tax rate.

Note 7 – Fair Value

In analyzing the fair value of its assets accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets are categorized into one of three levels based on the assumptions ("inputs") used in valuing the asset. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Note 7 – Fair Value- (Continued)

Level 2 – Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and that are, consequently, not based on market activity, but upon particular valuation techniques.

There were no transfers among Levels 1, 2 or 3 during 2015.

Securities owned by the Company represent nonmarketable trading securities including both equity and debt securities which are reported at fair value at Level 3. The Company utilizes a third-party pricing service that provide estimates of the fair values of the Company's securities owned. The valuations prepared by the pricing service involve discounted cash flow analysis for each security using a market-based discount rates. The cash flow models use market standard analytics as well as proprietary models, sensitivity analyses and net asset value calculations. Assumptions used for cash flows include conditional default rates ("CDR"), conditional prepayment rates ("CPR"), loss severity or default and reinvestment assumptions. For three equity securities owned, CDRs ranged from 4%-7% and a 30% CPR were utilized; for one debt and one equity securities owned, net asset value analysis was utilized; and for one loan, discounted cash flow analysis was utilized. Two equity securities and debt securities owned, representing three foreign securities and two other loans, had no fair value as of the date of purchase and at December 31, 2015 and are valued by management based on market conditions and recent transactions.

The following table provides activity for securities owned that use Level 3 inputs for the year ended December 31, 2015:

Securities owned at January 1, 2015	$ 474,512
Purchases of securities	998,631
Proceeds from securities	(269,443)
Gains on securities, net	247,570
Securities owned at December 31, 2015	$ 1,451,270

The Company has a 13-month lease agreement for office and parking facilities for its Singapore branch operations which is due to expire on April 30, 2016. A balance of approximately $8,900 remains due under the agreement as of December 31, 2015. The agreement automatically renews with the same terms unless the Company terminates in writing two months prior to the end of the lease period. Rent expense of $35,744 is included in general and administrative expenses.

Note 8 – Commitments and Contingencies- (continued)

In January 2009, the Company entered into a three-year agreement with a third-party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions and as a custodian for the Company's trading securities owned by the Company. The agreement was renewed in January 2015. Per the clearing agreement, the Company is liable to the clearing agent for any unsecured debits of the agent's customer accounts pertaining to the Company's riskless principal trades. If not terminated by either party, the agreement renews automatically under the same terms as the original agreement. The Company is required to pay a minimum fee of $5,000 per month over the term of the agreement. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement which is reported as restricted cash. The agreement is cancellable by either party upon 90 days written notice, with any remaining minimum fee due during the term of the agreement immediately payable. At December 31, 2015, the remaining minimum fee under the agreement is $130,000.

The Company was a dealer manager for one real estate fund sponsored by an affiliate that serves as the fund's general partner. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commissions equal to 15% of the fund's distributions that would otherwise be payable to the general partner over the term of the fund. The general partner has participation rights in distributions from the fund but only after certain limited partner cumulative return thresholds, as defined, are met. Any trailing sales commissions due to the Company are, in turn, payable by the Company to third-party broker dealers pursuant to their selling agreements. During 2015, cumulative fund distributions to the limited partners did not meet the thresholds for participation by the general partner; thus, no trailing sales commissions were due to the Company, nor did the Company owe commissions to the third-party broker dealers.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with the net capital requirements at December 31, 2015.

Net capital	$ 1,039,311
Minimum dollar net capital requirement	$ 258,843
Excess net capital	$ 780,468
Percentage of aggregate indebtedness to net capital	373.58

Note 10 – Regulatory Exemptions

The Company has been designated as an exempt broker dealer under exemption (k) (2) (ii) of the SEC Rule 15c3-3 and its Exemption Report is included in the supplementary information filed with this report. As a result of this exemption, the Company has excluded the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

Note 11 – Subsequent Events

The Company evaluated for subsequent events through February 26, 2016.

Accounting Standards: In January 2016, the FASB issued ASU 2016-01, *Financial Instruments- Overall; Recognition and Measurement of Financial Assets and Financial Liabilities.* The update outline amendments to provisions relating to equity investments and the presentation of financial assets and liabilities and is effective for fiscal years beginning after December 15, 2018.

REIT programs: One public (non-traded) REIT program for which the Company serves as dealer manager closed its offering on February 5, 2016 as per its prospectus. One public (non-traded) REIT program, that became effective in October 2015, for which the Company serves as dealer manager, broke escrow on February 16, 2016.

SUPPLEMENTARY INFORMATION

RESOURCE SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$	3,868,633
Changes:		
Non-allowable assets:		
Fees receivable from affiliate sponsored programs		110,340
Other receivables		279,182
Securities owned, at fair value		1,451,270
Investment in affiliate		273,990
Deferred tax assets		436,487
Prepaid expenses and other assets		275,871
Total non-allowable assets		2,827,140
Haircut on receivables over 30 days		2,182
NET CAPITAL	$	1,039,311

AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Wholesaler and trader commissions payable	$	1,511,130
Payables to clearing and other broker dealers		1,500,812
Payables to affiliates		214,983
Accounts payable and accrued liabilities		655,712
Total aggregate indebtedness	$	3,882,637

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	258,843
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	258,843
Excess net capital	$	780,468
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	651,047
Percentage of aggregate indebtedness to net capital		373.58

RESOURCE SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
December 31, 2015

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report filed with the SEC on January 27, 2016 with respect to the computation of net capital under Rule 15(c)(3)(1) are reconciled as follows:

Unaudited computation of net capital per most recent quarterly filing	$ 1,039,311
Audit adjustments	-
Net change in net capital	-
Adjusted computation of net capital	$ 1,039,311



Grant Thornton LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Sole Director
Resource Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Required by SEC Rule 17a-5(d)(4) for a Broker Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) Resource Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton

Philadelphia, Pennsylvania

February 26, 2016

RESOURCE SECURITIES, INC. EXEMPTION REPORT
2015

Resource Securities, Inc., (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k) (2) (ii) whereby all customer transactions are cleared through another broker dealer on a fully disclosed basis.

2. The Company has met the exemption provisions without exception for the year ended December 31, 2015.

I, Donna M. Zanghi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Donna M. Zanghi
Title: Vice President and Financial and Operations Principal

February 26, 2016



Grant Thornton LLP
Two Commerce Square
2001 Market St, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Sole Director
Resource Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Resource Securities, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Philadelphia, Pennsylvania

February 26, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1734*********************MIXED AADC 220
066669 FINRA DEC
RESOURCE SECURITIES INC
1845 WALNUT ST FL 17
PHILADELPHIA PA 19103-4720

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Donna M. Zanghi 215-546-5005

2. A. General Assessment (item 2e from page 2) $ 27,026

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,320)
7/29/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,706

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,706

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,706

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Resource Securities, Inc.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

VP & FINOP
(Title)

Dated the 23 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,843,680
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	26,143
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	37,324,044
(7) Net loss from securities in investment accounts.	
Total additions	37,350,187
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	37,383,373
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 116	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	116
Total deductions	37,383,489
2d. SIPC Net Operating Revenues	$ 10,810,378
2e. General Assessment @ .0025	$ 27,026 (to page 1, line 2.A.)